UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

246911101

(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Greenberg Traurig, LLP
33 Benedict Place, 2nd Floor	200 Park Avenue
Greenwich, CT 06830	New York, NY 10166
(212) 756-8040	(212) 801-2187

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,534,680

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,534,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,534,680 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%*

14.	Type of Reporting Person (See Instructions): PN

*Based on 70,790,376 outstanding shares of common stock (the “Common Stock”) of dELiA*s, Inc. (the “Issuer”) as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Issuer with the Securities Exchange Commission on April 17, 2014.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): PRENDEL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,534,680

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,534,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,534,680 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%*

14.	Type of Reporting Person (See Instructions): OO

*Based on 70,790,376 outstanding shares of Common Stock of the Issuer as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Issuer with the Securities Exchange Commission on April 17, 2014.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 298,373 (inclusive of 5,000 options to purchase Common Stock)

	8.	Shared Voting Power 8,534,680

	9.	Sole Dispositive Power 298,373 (inclusive of 5,000 options to purchase Common Stock)

	10.	Shared Dispositive Power 8,534,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,833,053 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.05%

14.	Type of Reporting Person (See Instructions): IN

*Based on 70,790,376 outstanding shares of Common Stock of the Issuer as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Issuer with the Securities Exchange Commission on April 17, 2014.

Cusip No.	246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Mario Ciampi

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,212 (inclusive of 5,000 options to purchase Common Stock)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 191,212 (inclusive of 5,000 options to purchase Common Stock)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 191,212 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%*

14.	Type of Reporting Person (See Instructions): IN

*Based on 70,790,376 outstanding shares of Common Stock of the Issuer as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Issuer with the Securities Exchange Commission on April 17, 2014.

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi (“Mr. Ciampi”) and PRENDEL LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

PRENDEL owns (i) 6,034,680 of the shares of Common Stock reported in this Amendment No. 8 and (ii) 20,000 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”). Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein, the Series B Preferred Stock held by PRENDEL and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock. As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 8 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by PRENDEL). Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management. As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 8 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by PRENDEL). Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 8 (including any shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by PRENDEL), except to the extent of their pecuniary interest therein. In addition to the foregoing, (i) Mr. Zimmerman has beneficial ownership of 293,373 shares of Common Stock and options to purchase 5,000 shares of Common Stock granted to him in his capacity as a director of the Issuer and (ii) Mr. Ciampi has beneficial ownership of 186,212 shares of Common Stock and options to purchase 5,000 shares of Common Stock granted to him in his capacity as a director of the Issuer.

This Amendment No. 8 to the Schedule 13D amends the Schedule 13D as follows.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 17, 2014, the Issuer obtained stockholder approval (“Stockholder Approval”) of an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock in accordance with the terms of the Securities Purchase Agreement. Pursuant to the terms of the PRENDEL Note, the principal amount of the PRENDEL Note automatically converted into 11,441 shares of Series B Preferred Stock upon receipt of Stockholder Approval.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 8 for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 8 are calculated based upon an aggregate of 70,790,376 shares of Common Stock outstanding as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Issuer on April 17, 2014, and assumes conversion of the Series B Preferred Stock held by PRENDEL.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 8 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On June 17, 2014, the principal amount of the PRENDEL Note automatically converted into 11,441 shares of Series B Preferred Stock upon receipt of Stockholder Approval. On June 17, 2014, the Issuer granted (i) Mr. Zimmerman 9,399 shares of Common Stock in consideration for his service as a director of the Issuer and (ii) Mr. Ciampi 9,199 shares of Common Stock in consideration for his service as a director of the Issuer. Mr. Zimmerman purchased 100,000 shares of Common Stock of the Issuer on June 4, 2014 at a per share price of $0.6178.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2014

PRENDEL LLC

By: Prentice Capital Management, LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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